FOR IMMEDIATE RELEASE	July 8, 2016

Micromem Issues Update

Toronto, New York, July 8, 2016: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), announces that our development projects are ongoing and are at various stages of deployment. Our project partners continue to fund the projects and historically these funds have been reported as a recovery of Deferred Development Costs. The ongoing funding of these projects by our partners is a demonstration that we are continuing to meet our development milestones and is a commitment from our partners to advance these projects. Currently, we have no indication that our partners will not complete their commitments. The Company’s expectation is to realize commercial revenues from these projects.

Micromem is subject to newly executed Non- Disclosure Agreements and is currently unable to report specific details of these projects other than to report that these projects are proceeding.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:   NASD OTC-QX - Symbol: MMTIF
                  CSE - Symbol: MRM
Shares issued: 200,855,536
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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